Exhibit 3.17

CERTIFICATE OF INCORPORATION

of

Norampac Schenectady Inc.

Under Section 402 of the Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the New York Business Corporation Law, certifies that:

1.                                       The name of the Corporation is Norampac Schenectady Inc.

2.                                       The purpose for which the Corporation is formed is to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that the Corporation is not formed to nor will it engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

3.                                       The office of the Corporation shall be located in the County of Schenectady, State of New York.

4.                                       The aggregate number of shares which the Corporation shall have authority to issue is 200, all of which are to be shares of Common Stock, no par value.

5.                                       The Secretary of State of New York is hereby designated as the agent of the Corporation upon whom process in any action or proceeding against it may be served, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served upon the Secretary of State is 801 Corporation Park, Schenectady, New York  12302.

6.                                       A member of the Corporation’s Board of Directors shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty in his or her capacity as such; provided, however, that the foregoing shall not be construed to eliminate (a) the liability of any director if a judgment or other adjudication adverse to such director establishes that such director’s acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, or that such director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, or that such director’s acts violated Section 719 of the Business Corporation Law (concerning liability of directors in certain cases), or (b) the liability of any director for any act or omission prior to the adoption of this Paragraph.  If the Business Corporation Law is amended after adoption of this Paragraph to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of any director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Business Corporation Law as so amended.  Any repeal or modification of this Paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

7.                                       Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

IN WITNESS WHEREOF, I have signed this Certificate this 8th day of April, 2003, and hereby affirm the truth of the statements contained herein under penalties of perjury.

/s/ Anthony Mancinelli
Anthony D. Mancinelli, Esq. Twelve Fountain Plaza, Suite 400 Buffalo, New York 14202-2293